Stellar Biotechnologies to Host Corporate Update

Conference Call and Webcast on December 11

Management to discuss recent achievements and future catalysts for growth

PORT HUENEME, CA, (December 3, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (“KLH”), will host a general corporate update and conference call virtual presentation webcast at 11:00 AM ET (8:00 AM PT) on December 11, 2013.

The Company will review the significant milestones achieved in 2013 including its acquisition of exclusive rights to an innovative KLH-based immunotherapy technology to treat Clostridium difficile infection (“C. diff”), as well as recent manufacturing and R&D progress.  In addition, Stellar’s management will discuss the Company’s plans for expansion involving potential catalysts in R&D, manufacturing and business development.

Telecast and Webcast Information:

Date:  Wednesday, December 11, 2013

Time:  8:00 AM PT/ 11:00 AM ET

US Dial-in (Toll-free):  1-877-941-1427

International Dial-in:  1-480-629-9664

Conference Call ID: 4653815

Webcast Link: http://public.viavid.com/index.php?id=107091

For the live and archived webcast, please visit the investor presentation section on Stellar Biotechnologies’ website at:  www.stellarbiotech.com

A replay of the call will be available through December 25, 2013.  To access the replay, please call 1-877-870-5176 if calling from North America and 1-858-384-5517 if calling from outside the U.S. and Canada. The replay passcode is 4653815, for additional information please visit the investor section of the company website at www.stellarbiotech.com.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

To receive regular updates, enter email at http://stellarbiotechnologies.com/contact/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Company Contacts:

Frank Oakes

President and CEO
Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

Mark A. McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800 ext. 103
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.